SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934
Catalyst Paper Corporation
(Name of Issuer)
Common Shares
(Title of Class and Securities)
14888T104
(CUSIP Number of Class of Securities)
Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2007
(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888T104	13D

1	NAMES OF REPORTING PERSONS Third Avenue Management LLC I.D. No. 01-0690900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

n/a

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		73,352,330 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,946,378 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,946,378 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

35.84%

14	TYPE OF REPORTING PERSON

IA
Note: All shares identified above are the Company’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 7. Material to be Filed as an Exhibit
SIGNATURES

Explanatory Note
     This Amendment No. 3 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”), as amended by Amendment No. 1 to the Schedule 13D filed on August 15, 2006 by TAM and Amendment No. 2 to the Schedule 13D filed on October 27, 2006 by TAM (the “Statement”) relating to the common shares of (“Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”).
     This Amendment No. 3 amends the Statement to reflect the material disposition of beneficial ownership of securities and the material decrease in the percentage of the Common Shares beneficially owned by certain investment advisory clients of TAM.
     Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended to add the following information:
     Pursuant to instructions from various investment advisory clients of TAM to liquidate their holdings of Common Shares, an aggregate of 2,461,211 Common Shares was sold on behalf of those investment advisory clients representing approximately 1.2% of the issued and outstanding Common Shares. Further, at the direction of certain other investment advisory clients, an aggregate of 1,767,919 Common Shares or approximately 0.8% of the issued and outstanding Common Shares was transferred out of the control and discretion of TAM. After giving effect to such non-discretionary sales and transfers of Common Shares, TAM continues to exercise control or direction over 76,946,378 Common Shares as investment adviser to other investment advisory clients. TAM is currently entitled to vote 73,352,330 of such Common Shares.
     Subject to compliance with applicable securities laws, TAM may, in the future on behalf of its client accounts, acquire control or direction over additional Common Shares, sell Common Shares or cease to exercise control or direction over Common Shares.
     TAM has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended in its entirety to be replaced by the following:
(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 76,946,378 Common Shares, constituting approximately 35.84% of the 214,684,100 Common Shares outstanding as of September 28, 2007.
A.	Third Avenue International Value Fund
(a)	Amount beneficially owned: 40,080,425 Common Shares.

(b)	Percent of class: 18.7%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 40,080,425

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 40,080,425

(iv)	Shared power to dispose or direct the disposition: 0
B.	Third Avenue Management Separately Managed Accounts
(a)	Amount beneficially owned: 23,720,436 Common Shares.

(b)	Percent of class: 11.1%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 20,126,388

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 23,720,436

(iv)	Shared power to dispose or direct the disposition: 0
C.	Third Avenue Small-Cap Value Fund
(a)	Amount beneficially owned: 12,107,879 Common Shares.

(b)	Percent of class: 5.6%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 12,107,879

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 12,107,879

(iv)	Shared power to dispose or direct the disposition: 0
D.	Third Avenue Variable Series Trust
(a)	Amount beneficially owned: 1,037,818 Common Shares.

(b)	Percent of class: 0.5%

(c)	Number of Common Shares as to which TAM has:
(i)	Sole power to vote or direct the vote: 1,037,818

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 1,037,818

(iv)	Shared power to dispose or direct the disposition: 0
(c) TAM has effected the following transactions in the Common Shares during the past sixty days:

Transaction Effected By	Date of Transaction	Amount of Common Shares Involved	Price per Common Share	Where and How Effected

Separately Managed Account	09/20/07	9,400	$1.82	Sold on the open market
Separately Managed Account	09/21/07	10,600	$1.63	Sold on the open market
Separately Managed Account	09/25/07	64,200	$1.87	Sold on the open market
Separately Managed Account	09/26/07	15,000	n/a	Accounts closed and shares transferred at the direction of account holder
Separately Managed Account	10/01/07	1,665,232	n/a	Accounts closed and shares transferred at the direction of account holder
Separately Managed Account	10/09/07	9,400	$1.76	Sold on the open market
Separately Managed Account	10/22/07	11,000	$1.51	Sold on the open market
Separately Managed Account	10/25/07	92,000	$1.49	Sold on the open market
Separately Managed Account	10/26/07	488,600	$1.52	Sold on the open market
Separately Managed Account	10/29/07	70,000	$1.51	Sold on the open market
Separately Managed Account	10/30/07	199,900	$1.49	Sold on the open market
Separately Managed Account	10/31/07	230,000	$1.49	Sold on the open market
Separately Managed Account	11/01/07	87,687	n/a	Accounts closed and shares transferred at the direction of account holder
Separately Managed Account	11/01/07	70,100	$1.50	Sold on the open market
Separately Managed Account	11/02/07	125,600	$1.50	Sold on the open market
Separately Managed Account	11/02/07	634,500	$1.51	Sold on the open market
Separately Managed Account	11/05/07	107,500	$1.49	Sold on the open market
Separately Managed Account	11/06/07	116,700	$1.54	Sold on the open market
Separately Managed Account	11/06/07	20,100	$1.55	Sold on the open market
Separately Managed Account	11/07/07	149,352	$1.51	Sold on the open market
Separately Managed Account	11/07/07	22,646	$1.52	Sold on the open market
Separately Managed Account	11/07/07	29,613	$1.54	Sold on the open market
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.
(e) Not applicable.
Item 7. Material to be Filed as an Exhibit
     None.

 SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2007

THIRD AVENUE MANAGEMENT LLC

/s/ W. James Hall

Name: W. James Hall
Title: General Counsel